APRIL 5, 2017

VIA EDGAR AND DELIVERED

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                        HCP, Inc.

Form 10-K for fiscal year ended

December 31, 2016

Filed February 13, 2017

Form 8-K

Filed February 13, 2017

File No. 001-08895

Dear Mr. Telewicz:

HCP, Inc. hereby submits this letter in response to the comment letter from the Staff of the United States (“U.S.”) Securities and Exchange Commission (the “Commission”) dated March 27, 2017. For your convenience, the Staff’s comments have been reprinted in italics below and our responses are in bold print. References to “we”, “our” or the “Company” in this response are to HCP, Inc.

Form 8-K filed February 13, 2017

Exhibit 99.2

1.            We note your disclosure of Cash NOI and interest income on page 3. Please revise future filings to include a reconciliation of Cash NOI and interest income to the appropriate GAAP measure.

Response: We respectfully advise the Staff that the Company will revise its future filings to reconcile net income to Cash NOI and interest income. Please refer to the Appendix for an example of such reconciliation. With respect to this reconciliation, please note that the Company intends to revise the presentation of its non-GAAP reconciliations in future filings as follows:

In future Form 8-K filings relating to its quarterly earnings releases, the Company intends to file a standalone exhibit (Exhibit 99.3) under Item 2.02 that will include the reconciliations and other disclosures required by Item 10(e)(1)(i)(B-D) of Regulation S-K

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

April 5, 2017

with respect to non-GAAP financial measures disclosed in the Company’s earnings press release (to be filed as Exhibit 99.1 to the Form 8-K) and supplemental earnings report (to be filed as Exhibit 99.2 to the Form 8-K). The Company also intends to post this standalone reconciliation document in the Investor Relations section of its corporate website (together with its other earnings release materials).

Further, in the earnings press release and the supplemental earnings report that will be filed as Exhibits 99.1 and 99.2, respectively, the Company will include a prominent statement referring readers to the separate reconciliation document posted on its corporate website and filed as Exhibit 99.3 to the Item 2.02 Form 8-K for reconciliations and other information about each of the non-GAAP financial measures. The Company intends to make this separate reconciliation document immediately accessible to investors by means of a hyperlink that would allow investors to access and view the document directly on the Company’s corporate website.

The Company believes the above process satisfies the requirements of both Item 10(e)(i) of Regulation S-K and Regulation G because all disclosures required by Item 10(e)(i) will be included in the Form 8-K as required by that rule and the reconciliations that are required by Regulation G will accompany each document containing non-GAAP financial measures by means of the direct hyperlink to the reconciliations posted on the Company’s corporate website. In addition, the Company believes that the above process enhances transparency surrounding the disclosure of its non-GAAP financial measures.

2.            We note your presentation of diluted FFO per common share, diluted FFO as adjusted per common share and comparable FFO as adjusted per common share, on page 3. Please revise your disclosure in future earnings supplements to include reconciliations for these measures or tell us where the related reconciliations have been included.

Response: We respectfully advise the Staff that the Company discloses reconciliations of diluted earnings per common share to diluted FFO per common share and diluted FFO as adjusted per common share within the Non-GAAP Financial Measure Reconciliations section of Item 7 of our Form 10-K for the fiscal year ended December 31, 2016. In addition, the Company discloses a reconciliation of comparable FFO as adjusted per common share within Exhibit 99.1 of our Form 8-K filed February 13, 2017. Consistent with the process described above in the response to Comment No. 1, the Company will revise its future filings to include these reconciliations in a separate reconciliation document that will be filed as Exhibit 99.3 to its Item 2.02 Form 8-K and will also revise its future supplemental earnings reports filed as Exhibit 99.2 to the Item 2.02 Form 8-K to include a prominent statement referring readers to this separate reconciliation document via a hyperlink that will allow investors to access and view the document directly on the Company’s corporate website.

Robert F. Telewicz, Jr.

U.S. Securities and Exchange Commission

April 5, 2017

3.            On pages 40 and 47 we note that you present pro-rata share information for select line items and measures. Please revise future earnings supplements to include disclosure explaining how the various measures were derived.

Response: We respectfully advise the Staff that, consistent with the Company’s disclosure in its Form 10-K with respect to pro-rata share information, it will revise future earnings supplements to include the following disclosure of how the various measures were derived:

Our pro-rata share information is prepared on a basis consistent with the comparable consolidated amounts, is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio and is calculated by applying our actual ownership percentage for the period.

Thank you for your consideration of our responses. Should you have any questions, please call the undersigned at (949) 407-0342.

Very truly yours,

/s/ PETER A. SCOTT
Peter A. Scott
Executive Vice President and
Chief Financial Officer

cc:      Troy E. McHenry, Esq.

Scott A. Anderson

Glenn Sobotka

Rochelle Rausch

Appendix

Net Operating Income (NOI), Cash (Adjusted) NOI and Cash (Adjusted) NOI Plus Interest Income

			Life	Medical	Other	Corporate
	SH NNN	SHOP	Science	Office	Non- reportable	Non-segment	Total
Net income	$	$	$	$	$	$	$
Interest income
Interest expense
Depreciation and amortization
General and administrative
Acquisition and pursuit costs
Gain on sales of real estate, net
Other loss (income), net
Income tax expense (benefit)
Equity income from unconsolidated joint ventures
Discontinued operations
HCP’s share of unconsolidated joint ventures revenues
HCP’s share of unconsolidated joint ventures operating expenses
NOI	$	$	$	$	$	$	$
Non-cash adjustment to NOI
Cash (adjusted) NOI	$	$	$	$	$	$	$
Interest income
Cash (adjusted) NOI plus interest income	$	$	$	$	$	$	$